EDUCATIONAL TOOLS, LLC

Limited Liability Company Agreement

This Limited Liability Company Agreement (the "Agreement") of Educational Tools, LLC, a Delaware limited liability company (the "LLC") is made as of October 4, 2010, by Triumph Learning, LLC, a Delaware limited liability company, its sole member (the "Member").

WHEREAS, the LLC was formed as a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. § 18-801 *et seq.* (as amended from time to time, the "Act") by the filing of a Certificate of Formation of the LLC with the Secretary of State of the State of Delaware on September 20, 2010; and

WHEREAS, the Member is the sole member of the LLC (holding one hundred percent (100%) of the membership interests in the LLC).

NOW, THEREFORE, the Member hereby declares as follows:

1. Purposes and Powers. The LLC shall have authority to engage in any lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the LLC.

2. Governance. The LLC shall be governed solely by the Member, or any officers of the LLC appointed by such Member, for all purposes under the Act. The Member, or such officers, shall have and may exercise on behalf of the LLC all of its rights, powers, duties and responsibilities under Section 2 or as provided by law. Any action taken by the Member, or such officers, and the signature of the Member, or such officers, on any agreement, contract, instrument or other document on behalf of the LLC, shall be sufficient to bind the LLC and shall conclusively evidence the authority of the Member, such officers and the LLC with respect thereto.

3. Membership Interest. The Member holds 100 units of membership interest ("Units") in the LLC, representing a one hundred percent (100%) interest in the profits and losses of the LLC.

4. Term; Dissolution. The term of the LLC commenced on the date of the filing of the Certificate of Formation of the LLC with the Secretary of State of the State of Delaware and shall be dissolved and wound up only as a result of the written election of the Member or as otherwise required under the Act. The existence of the LLC as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Act. None of the events described in Section 18-304 of the Act shall cause the Member to cease to be a member of the LLC and upon the occurrence of such event, the Company shall continue without dissolution.

5. Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument signed by the Member.

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IN WITNESS WHEREOF, the Member has executed this Limited Liability Company Agreement as of the date first written above.

TRIUMPH LEARNING, LLC,
a Delaware Limited Liability Company, its member

By: ______________________
Name: Paul J. Crecca
Title: Chairman